U.S. Securities and Exchange Commission Washington, DC 20549
Notice of Exempt Solicitation
1. Name of the Registrant: infoUSA Inc.
2. Name of person relying on exemption: Dolphin Limited Partnership I, L.P. Dolphin Financial Partners, L.L.C.
3. Address of person relying on exemption: Ninety-Six Cummings Point Road Stamford, Ct 06902
4. Written materials. Attach written material required to be submitted pursuant to Rule 14a-6(g)(1).

PRESS RELEASE

Contact:     Arthur B. Crozier
Innisfree M&A Incorporated
(212) 750-5833

REMARKABLE 70-80% OF UNAFFILIATED infoUSA SHAREHOLDERS VOTING
VOICED NO CONFIDENCE IN BOARD, BASED ON SUMMARY ANNUAL MEETING TALLY

CONDUCT OF MEETING FURTHER INDICATES NO ACCOUNTABILITY

No Shareholder Permitted Questions During 5 Minute Meeting
Only Two Directors Present
Actual Vote Count Not Made Available

STAMFORD, CONNECTICUT,  June 8, 2007 – Dolphin Limited Partnership I, L.P., and Dolphin Financial Partners, L.L.C., long-term holders with 2.0 million shares  or 3.6% of infoUSA Inc. (NASDAQ: IUSA), today stated that Mr. Vinod Gupta and the Board again showed their contempt for shareholders at this year’s Annual Meeting, which lasted all of 5 minutes. No shareholder was permitted to ask a question or make a statement of any kind and only two of infoUSA’s eight-member Board, Mr. Vinod Gupta and Mr. Bill Fairfield, attended.

Immediately following the meeting in Calverton, Maryland, Donald T. Netter, Senior Managing Director of Dolphin said,

“At last year’s Annual Meeting we presented three highly qualified independent director nominees for election to the Board.  With apparently unprecedented support, these nominees received a mandate of over 90% of unaffiliated shareholders voting.  Despite the 43% head start of Mr. Vinod Gupta and his associates, he was very nearly unseated.

“At this year’s Annual Meeting, we asked unaffiliated shareholders to withhold their votes from management’s nominees and to vote against the 2007 Omnibus Incentive Plan.  Although the Company would not release the actual vote counts, it would appear that a remarkable 70-80%1 of unaffiliated shareholders voting voiced no confidence in the way the Company continues to be run and against the Incentive Plan—we await the actual results.

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[1]
The Company has not disclosed the number of shares voting at the 2007 Annual Meeting.  Dolphin assumes a quorum similar to that of the 2006 Annual Meeting, which included 92.5% of the outstanding shares.  Support for management’s nominees would normally include ‘broker routine votes,’ or shares voted by brokers for clients who did not provide any voting instructions.  The Company has not disclosed the number of broker routine votes voted in favor of the management nominees.  Next year, The New York Stock Exchange is seeking to eliminate broker routine votes for election of directors.

“With this strong showing of unaffiliated shareholder discontent, it is remarkable that the Company could declare in its press release announcing the results of the voting, ‘infoUSA Board of Directors Re-Elected by an Overwhelming Margin’ and that Mr. Vinod Gupta could say in the release, ‘We are pleased at the strong showing of support by our shareholders that the vote reflects.’

“Of immediate concern to unaffiliated shareholders, the Board needs to reinstate the Shareholder Rights plan on its July 21, 2007 expiration and simply eliminate the exclusive exemption for Mr. Vinod Gupta and his affiliates.  The Board should not utilize the Incentive Plan to expand Mr. Vinod Gupta’s already sizeable 41% ownership to the further detriment of unaffiliated shareholders.”

Institutional Shareholder Services, (ISS) and Proxy Governance Inc., two leading independent proxy advisory firms, recommended that shareholders withhold votes on all infoUSA incumbent director nominees and vote against the 2007 Omnibus Incentive Plan.  Before this year’s Annual Meeting, ISS’s head of M&A research said of infoUSA,

“In my experience, this company has been the least accountable to shareholders from the ones I’ve reviewed at ISS… Nothing seems to have changed in the governance profile.”

Mr. Netter remarked,

“This appears to remain true at infoUSA through yesterday’s rushed Annual Meeting:

•	Last year only two directors attended the annual meeting; this year, only directors Vinod Gupta and Bill Fairfield were present;

•
Shareholders were not permitted to ask any questions or make any comments at the 5 minute meeting, something virtually unheard of at meetings of public companies.  Even at last year’s widely criticized annual meeting of Home Depot, shareholders were given an opportunity to ask questions.

“In the lead-up to this year’s Annual Meeting, we posed 15 questions to Mr. Vinod Gupta and the Board on real issues affecting all shareholders.  These questions addressed—

•	the Company’s lack of shareholder return,
•	the Company’s limited analyst coverage,

•	Mr. Vinod Gupta’s exclusive exemption from the Stockholder Rights Plan,
•	Mr. Vinod Gupta’s continued receipt and exercise of sizeable option grants further expanding his control,
•	Mr. Vinod Gupta’s public disclosures, sizeable related party transactions, and aborted going private transaction, and
•	the Board’s failure to hold top management accountable.

“The Annual Shareholder Meeting would have been the perfectly appropriate place for Mr. Vinod Gupta and the Board to squarely address these long-lingering questions for all shareholders.  Unfortunately, Mr. Vinod Gupta and the Board did not seize this moment to address the Company’s owners on these important issues.  We, and we believe the investment community, will continue to seek answers to the very legitimate questions that have been posed.”

Mr. Netter concluded, “We thank the Company’s unaffiliated shareholders for their continuing tremendous support.”